Exhibit 99.1

4D Pharma PLC

(“4D Pharma” or the “Company”)

Grant of Options

Leeds, UK, January 4 2022 - 4D pharma plc (AIM: DDDD, NASDAQ: LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, announces that today share options (“Options”) have been granted to certain executive directors and members of the senior management team of the Company to acquire a total of 7,278,958 ordinary shares of 0.025p each (“Ordinary Shares”) in the Company under the 4D Pharma plc Long Term Incentive Plan with an exercise price of 53.6 pence, being the closing mid-price on 31 December 2021. Further details are set out in the table below. The Company may opt to issue ADSs rather than Ordinary Shares upon exercise, in accordance with the 8:1 ratio of Ordinary Shares to ADSs.

In order to attract and retain personnel necessary to promote the success of the Company for the benefit of its members as a whole, the Company’s Board of Directors instructed that an external, independent benchmarking exercise should be undertaken to ensure that the Company’s remuneration of its employees was comparable to that of its Nasdaq-listed peer group.

Factoring in the results of this benchmarking exercise, and also taking into account that since formation of the Company, no company-wide equity awards had been made previously (including in relation to executive board directors), the Company decided to award share options to all qualifying employees. On 17 December 2021, options were granted to such employees to acquire a total of 7,520,152 Ordinary Shares with an exercise price of 52.35 pence, being equal to the closing mid-price on the date of grant. Together with the 7,278,958 Options granted today, a total of 14,799,110 Options have been granted, representing 8.21 per cent. of the Company’s issued share capital.

The Options awarded today vest in equal parts annually over a period of four years, beginning on 1 June 2022, save for John Doyle where vesting starts from 3 January 2023, and are exercisable over a period of 10 years from the date of grant.

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1.	Details of the person discharging managerial responsibilities / person closely associated

a.	Name	1. Duncan Peyton 2.Alex Stevenson 3. Richard Avison 4. John Doyle
2.	Reason for the notification
a.	Position/status	1. Chief Executive Officer, Founder 2. Chief Scientific Officer, Founder 3. Finance Director 4. Chief Financial Officer
a.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	4D Pharma plc
b.	LEI	213800O49VYSXWE2ZD52
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Options over ordinary shares of 0.025 pence each GB00BJL5BR07
b.	Nature of the transaction	Grant of options pursuant to and in accordance with the terms of the Company’s Share Option Scheme dated
c.	Price(s) and volume(s)	PDMR	Exercise price	No of Options
		Duncan Peyton	53.6p	2,730,486
		Alex Stevenson	53.6p	2,730,486
		Richard Avison	53.6p	435,570
		John Doyle	53.6p	1,382,416

d.	Aggregated information ● Aggregated volume ● Price
e.	Date of the transaction	4 January 2022
f.	Place of the transaction	Outside a trading venue

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency